                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         (Amendment No. _____________)(1)

                          Marriott International, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    571903103
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                                 (CUSIP Number)

               Corporate Secretary, Marriott International, Inc.,
        10400 Fernwood Road, Department 52-862, Bethesda, Maryland 20817
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 27, 1998
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box   [ ].

                   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)


--------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SEC 1746 (02-06-98)


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
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CUSIP No.       571903103                                       13D                                    Page    2    of    7    Pages
------------------------------------                                                                   -----------------------------
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J.W. Marriott, Jr.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a [ ]
                                                                                                                              (b [X]
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   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
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                          7     SOLE VOTING POWER

                                5,746,917
                          ----------------------------------------------------------------------------------------------------------
       NUMBER OF          8     SHARED VOTING POWER
        SHARES
      BENEFICIALLY              7,661,419 (includes 4,111,807 shares also beneficially owned by Richard E. Marriott)
        OWNED BY          ----------------------------------------------------------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 5,746,917
          WITH            ----------------------------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                7,661,419 (includes 4,111,807 shares also beneficially owned by Richard E. Marriott)
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,408,336 (includes 4,111,807 shares also beneficially owned by Richard E. Marriott)
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  [ ]

------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5
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   14    TYPE OF REPORTING PERSON*

         IN
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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------                                                                   -----------------------------
CUSIP No.       571903103                                       13D                                    Page    3    of    7    Pages
------------------------------------                                                                   -----------------------------
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard E. Marriott
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                    (a [ ]
                                                                                                                              (b [X]
------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
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                          7     SOLE VOTING POWER

                                5,867,387
                          ----------------------------------------------------------------------------------------------------------
       NUMBER OF          8     SHARED VOTING POWER
        SHARES
      BENEFICIALLY              7,086,583 (includes 4,111,807 shares also beneficially owned by J.W. Marriott, Jr.)
        OWNED BY          ----------------------------------------------------------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 5,867,387
          WITH            ----------------------------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                7,086,583 (includes 4,111,807 shares also beneficially owned by J.W. Marriott, Jr.)
------------------------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,953,970 (includes 4,111,807 shares also beneficially owned by J.W. Marriott, Jr.)
------------------------------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  [ ]

------------------------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.1
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   14    TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.       571903103                                       13D                                    Page    4    of    7    Pages
------------------------------------                                                                   -----------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Marriott International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by J.W. Marriott, Jr. ("JWM") and Richard
E. Marriott ("REM"). (JWM and REM are referred to hereinafter collectively as the "Reporting Persons.") The Reporting Persons are the sons of the late J.W. Marriott, Sr., the founder of Marriott Corporation (now known as Host Marriott Corporation). JWM's principal occupation is serving as the Chairman of the Board and Chief Executive Officer of the Issuer. The principal occupation of REM is serving as the Chairman of the Board of Host Marriott Corporation.

         The business address of each of the Reporting Persons is 10400 Fernwood Road, Bethesda, Maryland 20817.

         Each of the Reporting Persons is a citizen of the United States. Neither of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Issuer is a newly formed corporation, which is comprised of a portion of the business of the company previously known as Marriott International, Inc. ("Old Marriott"). On October 1, 1997, Old Marriott announced that it had entered into a definitive agreement with Sodexho Alliance, S.A. ("Sodexho"), a worldwide food and management services organization headquartered in France, to combine Old Marriott's food service and facilities management business with the North American operations of Sodexho (the "Merger"). In order to effectuate the Merger, Old Marriott created a new corporation, the Issuer, containing its lodging, senior living services and distribution services businesses. Shares of Common Stock and Class A Common Stock of the Issuer were then spun-off from Old Marriott in a distribution to its shareholders (the "Distribution"). The Merger and the Distribution received shareholder approval at a special meeting of the shareholders of Old Marriott held on March 17, 1998 and March 20, 1998. The Merger became effective and the Distribution took place on March 27, 1998. The Reporting Persons were shareholders of Old Marriott and received their holdings of the Issuer's securities as a result of the Distribution. Shareholders of Old Marriott received, in exchange for one share of Old Marriott, one share of Common Stock and one share of Class A
Common Stock of the Issuer. The holder of each share of Common Stock is entitled to one vote and each share of Class A Common Stock is entitled to ten votes. In addition, options for Old Marriott were converted into options for both Common Stock and Class A Common Stock of the Issuer with the number of shares issuable upon exercise and the exercise price of the options being adjusted such that the


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
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CUSIP No.       571903103                                       13D                                    Page    5    of    7    Pages
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

financial value of the options remained the same immediately before and after the Merger and Distribution.

         The Reporting Persons received substantially all of their shares of Old Marriott on October 8, 1993, when Old Marriott's former parent company, Marriott Corporation, distributed to holders of its outstanding common stock, on a share-for-share basis, all of the outstanding shares of common stock of Old Marriott at which time Old Marriott became a separate, publicly-held company.

ITEM 4.  PURPOSE OF TRANSACTION

         As described in Item 3 above, all of the Common Stock beneficially owned by the Reporting Persons was issued in connection with the Distribution. In addition, as described in Item 5 below, a substantial number of the shares of Common Stock reported herein are held by the Reporting Persons (or their wives) as trustees of various trusts established for the benefit of various members of the Reporting Persons' families.

         In both their individual and representative capacities, the Reporting Persons have acquired the Common Stock reported in this Schedule 13D for investment. Consistent with that purpose, the Reporting Persons have no current plan or proposal to acquire or dispose of any securities of the Issuer. The Reporting Persons may, however, from time to time, depending upon market conditions and other factors deemed relevant, invest in additional shares of Common Stock or engage in a sale or other disposition of all or a portion of the shares of Common Stock beneficially owned by them.

         J.W. Marriott, Jr. currently holds a senior management position and Richard E. Marriott is a director of the Issuer and thus they are "affiliates" of the Issuer as defined in the Securities Act of 1933. The Reporting Persons have no current plans or proposals (other than to the extent of their participation in deliberations of the Board of Directors of the Issuer) that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, a change in the Issuer's business or corporate structure, a change in the Issuer's certificate of incorporation or bylaws, or the delisting or deregistration of any of the Issuer's securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons beneficially own, in the aggregate, 22,250,499 shares of Common Stock of the Issuer (including 946,645 shares subject to options exercisable within 60 days of March 27, 1998), which represents approximately 17.4 % of the number of shares of Common Stock outstanding as of March 27, 1998.

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CUSIP No.       571903103                                       13D                                    Page    6    of    7    Pages
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

         The following table sets forth the nature of the Reporting Persons' beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons:

                                      SOLE POWER TO               SHARED POWER TO
 REPORTING PERSON                    VOTE AND DISPOSE             VOTE AND DISPOSE                   TOTAL
 ----------------                    ----------------             ----------------                   -----
J. W. Marriott, Jr.                     5,746,917(1)                 7,661,419(2)                  13,408,336

Richard E. Marriott                     5,867,387(3)                 7,086,583(4)                  12,953,970

         The shares of Common Stock reported herein as beneficially owned by the Reporting Persons do not include (i) 157,774 shares held by the Reporting Persons' adult children as trustees of 26 trusts established for the benefit of the Reporting Persons' grandchildren, (ii) 1,910,354 shares owned directly or indirectly by certain other members of the Marriott family, or (iii) 1,667,385 shares held by a charitable annuity trust of which the Reporting Persons' mother is trustee and of which the Reporting Persons are remaindermen.


-------------------

  (1) Includes (i) 4,459,159 shares owned directly by JWM, (ii) 885,328 shares subject to options exercisable within 60 days of March 27, 1998, and (iii) 402,430 shares held as trustee of two trusts for the benefit of REM.

  (2) Includes (i) 1,575,020 shares held by the Reporting Persons as co-trustees of 16 trusts for the benefit of the Reporting Persons' children, (ii) 2,536,787 shares owned by The J. Willard Marriott Foundation, a charitable foundation of which the Reporting Persons and their mother serve as co-trustees, (iii) 68,426 shares owned by JWM's wife, (iv) 670,267 shares owned by four trusts for the benefit of JWM's children, of which JWM's wife serves as a co-trustee, (v) 23,329 shares owned by six trusts for the benefit of JWM's grandchildren, of which JWM's wife serves as a co-trustee, (vi) 80,000 shares owned by JWM Associates Limited Partners, whose general partner is a corporation of which JWM is the controlling shareholder, and (vii) 2,707,590 shares owned by JWM Family Enterprises Limited Partnership, whose general partner is a corporation of which JWM is the controlling shareholder.

  (3) Includes (i) 5,506,381 shares owned directly by REM, (ii) 61,317 shares subject to options exercisable within 60 days of March 27, 1998, and
         (iii) 299,689 shares held as trustee of two trusts established for the benefit of JWM.

  (4) Includes (i) 1,575,020 shares held by the Reporting Persons as co-trustees of 16 trusts for the benefit of the Reporting Persons' children, (ii) 2,536,787 shares owned by The J. Willard Marriott Foundation, a charitable foundation of which the Reporting Persons and their mother serve as co-trustees, (iii) 68,219 shares owned by REM's wife, (iv) 603,828 shares owned by four trusts for the benefit of REM's children, of which REM's wife serves as a co-trustee, and (v) 2,302,729 shares owned by First Media Limited Partners, whose general partner is a corporation of which REM is the controlling shareholder.

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CUSIP No.       571903103                                       13D                                    Page    7    of    7    Pages
------------------------------------                                                                   -----------------------------

         During the 60 days preceding March 27, 1998, the Reporting Persons engaged in the following transactions in Common Stock of Old Marriott:

                                                                       NATURE OF
     REPORTING PERSON                     DATE                        TRANSACTION              NO. OF SHARES
     ----------------                     ----                        -----------              -------------
    J.W. Marriott, Jr.                  1/29/98                  option exercise/sale              20,000
    J.W. Marriott, Jr.                   2/2/98                  option exercise/sale              50,000
    J.W. Marriott, Jr.                   3/2/98                     option exercise                15,000
    J.W. Marriott, Jr.                   3/3/98                     option exercise                25,000
    J.W. Marriott, Jr.                   3/3/98                     option exercise                15,000
    J.W. Marriott, Jr.                  3/10/98                          sale                      80,000
    J.W. Marriott, Jr.                  3/18/98                     charitable gift                2,450

         Except as set forth herein, no person other than the respective Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock beneficially owned by such Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         With the exception of agreements resulting in the beneficial ownership described above, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                /s/   J.W.MARRIOTT, JR.
                                                --------------------------------
                                                J.W. Marriott, Jr.


                                                /s/   RICHARD E. MARRIOTT
                                                --------------------------------
                                                Richard E. Marriott


Dated:  April 9, 1998
      ----------------------------